

May 6, 2011

Via Mail and Facsimile (81-3-3586-0374)

Masahiro Sakane
Chairman of the Board
Komatsu Ltd.
2-3-6 Akasaka
Minato-ku, Tokyo 107-8414
Japan

       Re: Komatsu Ltd.
             Form 20-F for the Fiscal Year Ended March 31, 2010
             Filed June 29, 2010
             File No. 001-7239
             Response Letter Filed April 25, 2011

Dear Mr. Sakane:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated March 15, 2011. Please describe the products that you sell and have sold into Iran, Syria and Sudan through distributors, resellers or other direct or indirect arrangements since your 2006 letters to us. Tell us whether any of the products have military applications or are otherwise included on the Commerce Control List of the U.S. Department of Commerce.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance